InBev

RECEIVED
2005 NOV -1 A 11: 26
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 2054
Attn. Mrs. Mary Cascio

SUPPL

By courier

05012189

Leuven, October 25, 2005

Dear Madam,

InBev

Subject: ~~Interbrew~~ S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
NOV 01 2005
THOMSON
FINANCIAL

Benoît Loore
Assistant Corporate Secretary

Enclosure: press release

Press Release

InBev nv/sa

Brussels, October 25, 2005 - 1/1

InBev closes the sale of its stake in Spanish Brewer Damm

InBev S.A. (Euronext: INB) ("InBev") is pleased to announce the closing of the sale of the totality of its 12.02% minority stake in the Spanish brewer Damm S.A. ("Damm") for a minimum cash consideration of 176 million euro. InBev remains active in the Spanish beer market through its existing wholly-owned subsidiary which imports a number of InBev's leading brands including Beck's®, Stella Artois® and Franziskaner®.

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, BRAHMA®, Beck's®, Skol®—the third-largest selling beer brand in the world—Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a revenue of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com.

Contact information

Marianne Amssoms
Corporate Media Relations Director
Tel +32 16 27 67 11
marianne.amssoms@inbev.com

Patrick Verelst
Vice President Investor Relations
Tel +32 16 27 65 41
patrick.verelst@inbev.com